SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:    000-19182

For the month of:         November 2004

ALLIED GOLD LIMITED
(Translation of registrant’s name into English)

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, W.A. 6106 Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIED GOLD LIMITED (Registrant)

Date: November 16, 2004	By: /s/ David Lymburn David Lymburn Corporate Secretary

EXHIBIT INDEX

1.	Press Release dated November 16, 2004

2.	Form 605 dated August 19, 2004

3.	Appendix 3B dated November 15, 2004

EXHIBIT 1

[LOGO]          ALLIED GOLD LTD             Unit 15, Level 1, 51-53 Kewdale Road
                ACN 104 855 067             Welshpool, Western
                                            Australia 6106 PO Box
                                            235, Welshpool DC 6986
                                            Telephone: 61 8 9353 3638
                                            Facsimile: 61 8 9353 4894
                                            Email: infoialliedgold.com.au
                                            Web:  www.alliedgold.com.au

16 November 2004

Australian Stock Exchange
Company Announcements

"This press release is not for  dissemination in the United States or Canada and shall not be disseminated to United States or Canadian news services."

Dear Sir/Madam,

     o    ACQUISITION  OF  ADDITIONAL  37.5%  INTEREST IN SIMBERI  MINING  JOINT
          VENTURE - TABAR ISLANDS, PNG

     o    RIGHT TO PROCEED TO 100%  OWNERSHIP  BY THE ISSUE OF ALLIED  SHARES AT
          MINIMUM PRICE OF A$0.50

     o    MAJOR  DRILLING  PROGRAMME  TO  EXTEND  THE  PROPOSED  SOROWAR  PIT TO
          COMMENCE IMMEDIATELY

     o    ULTRA-DETAILED   AEROMAGNETIC/RADIOMETRIC  SURVEY  OVER  ENTIRE  TABAR
          ISLAND GROUP TO COMMENCE IN NOVEMBER 2004

     Allied Gold Limited has entered into an agreement  ("the  Agreement")  with
     Simberi  Gold  Corporation  ("SGC") to acquire its  interests  in the Tabar
     Islands Gold Project in the New Ireland Archipelago of eastern PNG.

     Satisfaction of the commercial terms of the Agreement will result in Allied holding a 87.5%  interest in the Simberi  Mining Joint  Venture  (ML136) on
     Simberi  Island and a 100% interest in EL 609 which covers the remainder of the Tabar  Island  Group  outside of ML 136 on central and eastern  Simberi
     Island.

     Exploration  completed to date on Simberi Island has identified  total gold resources of 1.49 million ounces and pursuant to the Agreement, Allied will directly control (through its 87.5% interest) gold resources  totalling 1.3 million ounces in this highly  prospective,  mineralised  island group.

     The key commercial  terms of the Agreement  are;

     o    Agreement signed on the 15th of November 2004.

     o    Allied  will  purchase  37.5% of SGC's  current  50%  interest  in the
          Simberi  Mining  Joint  Venture  and  SGC's 1%  interest  in the Tabar
          Exploration  Joint Venture (EL 609) for a total cash  consideration of
          C$4.0 million.

     o    Completion of the transaction will occur within 90 days of signing the
          Agreement  with a refundable  deposit of C$250,000  (inclusive)  to be paid within 14 days of signing the Agreement.

     o    SGC will retain a 12.5% free carried  interest  ("FCI") in the Simberi
          Mining Joint  Venture  through to the earlier of a decision to mine or
          31 December 2009, at which point the FCI will be converted into Allied shares at a minimum price of A$0.50 per share.

          The value of the  conversion  will be based upon NPV derived  from the bankable feasibility study at the time of making the decision to mine.

     o    Allied will transfer the 14% interest  (held by Nord Pacific  Limited)
          in the Young Shannon project in Canada to SGC.

                      [MAP OF TABAR ISLANDS GOLD PROJECT]

          The  consolidation  of  ownership  over the Tabar  Islands  Project is viewed as a major step forward  towards the  development  of the oxide gold deposits located on Simberi Island.

          Gold resources  totalling 1.49 million ounces have been  identified to date on Simberi Island, comprising;

          o    Oxide Resources
               Measured,  indicated and inferred (free milling-type - 0.5 g/t Au cutoff)
               19.7 million tonnes at 1.17 g/t Au (740,000 ounces)

          o    Sulphide Resources
               Inferred (refractory-type - 1.0 g/t Au cutoff)
               9.3 million tonnes at 2.5 g/t Au (750,000 ounces)

          Accordingly, Allied's acquisition of a further 37.5% of the identified gold  resources  for a  consideration  of C$4 million  gives Allied an additional  559,000  resource ounces for a purchase cost of A$7.80 per ounce.

Project Development

Rationalisation  of the former 50%/50%  contributing joint venture structure now gives Allied the  opportunity  to focus on  expediting  the  development  of the
Simberi Oxide Gold Project with the aim of commencing development of the project within the first half of 2005.

In August  2003  Lycopodium  Pty Ltd  completed  a  feasibility  study  into the development  of the Simberi  Oxide Gold Project  with seven pits being  designed from pit optimisation results.  Proven and probable reserves were developed upon a bulk mining (zero waste) approach, comprising;

     o    Oxide Reserves
          Proved and probable (0.8 g/t to 1.3 g/t Au cutoff)
          9.0 million  tonnes at 1.27 g/t Au (367,000 ounces)

From this reserve  base, a total of 192,000  ounces from 5.19 million  tonnes at
1.15 g/t Au have been scheduled for mining and processing from the Sorowar Pit.

Reverse  circulation  ("RC") drilling recently completed (July - August 2004) at
Sorowar  highlighted  wide  thicknesses of surface and  near-surface  oxide gold mineralisation  outside of the proposed  pit.  These  results have  extended the dimensions of the known  Sorowar  mineralisation  and the Company  believes that follow-up  drilling has the  potential to upgrade the Simberi oxide reserve base to more than 0.5 million ounces of gold.  These reserves would underpin an oxide mine plan of 1.2 to 1.5 million  tonnes per annum,  producing  >50,000 ounces of gold per annum for about 10 years.

After the  successful  commissioning  of the  oxide  mining  project,  it is the
Company's intention to develop a sulphide mining project, initially sourcing ore from the  Pigiput  sulphide  deposit and then from other  mineralised  prospects throughout  the  Tabar  Island  Group  which  require  further  exploration  and drilling. It is the Company's aim to achieve combined oxide/sulphide  production of at least  100,000  ounces  of gold  per  annum  in as  short a  timeframe  as possible.

Re-commencement of Sorowar Drilling

The first phase of follow-up RC drilling will target the southern portion of the
Sorowar deposit with a 44 drillhole 3,560 metre RC drilling program scheduled to commence during  November.  Drilling  equipment is on-site and  preparations for re-commencement of drilling are mostly completed.

The first phase of drilling will further define and test mineralisation proximal to the southern portion of the currently proposed pit. Importantly,  it may also provide sufficient drillhole density to enable the mineral resources to meet the requirements  of the  Indicated  and Measured  Resource  categories.  By further extending  the  pit  limits,  the new  holes  will  also  facilitate  access  to mineralisation previously identified below the designed pit base.

Further drilling to upgrade the resource status of known mineralised  extensions to the north and east of the Sorowar  deposit  will  continue in early 2005 with the aim of  determining  final  oxide  pit  dimensions  by the end of the  first quarter of 2005.

Regional Exploration

On Tatau and Tabar Islands,  numerous  epithermal gold and porphyry  gold-copper targets have been  outlined but which have so far been covered with only cursory exploration  work.  This potential is  demonstrated by the occurrence of surface gold geochemical  anomalies on Tatau Island with results greater than 0.2 g/t Au which are of a similar  order to those  previously  discovered  within  ML136 on
Simberi Island.

The Company is committed to expediting  exploration over Tatau and Tabar Islands and  lowlevel,  ultra-detailed  helicopter-borne  aeromagnetic  and  radiometric surveys are planned to be carried out over the entire  Tabar Island Group during
November-December 2004.

Existing  geophysical  coverage over the Tabar  Islands was acquired  during the early 1980's. While these surveys proved capable of defining structure,  geology and areas of alteration, modern acquisition systems are capable of providing far better data.

It is expected that far greater  resolution and definition will be obtained from the present  programme  and this data when matched  with the  locations of known oxide  and  sulphide  gold  mineralisation  on  Simberi  and Tatau  Islands  and gold/copper mineralisation on Tatau and Tabar Islands (see maps below) will lead to the identification of further targets within the Tabar Island Group.

             [TWO MAPS OF TATAU ISLAND DEPICTING SURFACE ANOMALIES]

LEGEND FOR MAP 1                                LEGEND FOR MAP 2
----------------                                ----------------

Surface Anomalies                               Surface Anomalies
Light Gray Area >0.2 g/t gold                   Dark Gray Area >250 ppm Cu
Dark Gray Area >0.1 g/t Gold                    Light Gray Area >150 ppm Cu

Yours faithfully,

J.J. Moore
Managing Director

The  information  in this Stock  Exchange  Announcement  that relates to mineral resources is based on information compiled by Minstat Pty Ltd whose principal is
Mr M J Binns who is a fellow/member of the Australasian  Institute of Mining and
Metallurgy. Mr Binns has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is  undertaking  to  qualify  as a  Competent  Person as  defined in the 1999
Edition of the  "Australasian  Code for  Reporting of Mineral  Resources and Ore
Reserves".

Mr Binns consents to the inclusion in this Announcement of the material based on this information in the form and context in which it appears.

All information in this report pertaining to exploration results,  together with any related  assessments and  interpretations,  has been approved for release by
Mr. R. Hastings,  MSc, BSc.,  M.Aus.1.M.M.,  a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of  mineralisation  and type of deposit under  consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 1999 Edition of the `Australasian Code for Reporting of Mineral Resources
and Ore Reserves".

"This press release is not for  dissemination in the United States or Canada and shall not be disseminated to United States or Canadian news services."

For enquiries in connection with this release please contact:

Allied Gold Limited
+61 8 9353 3638 phone
+61 8 9353 4894 fax
info@alliedqold.com.au e-mail
----------------------

Forward-Looking Statements.
---------------------------

This press release contains  forward-looking  statements concerning the projects owned by Allied.  Statements  concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain  assumptions,  of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical  fact, and actual events or results may differ  materially from those described  in the  forward-looking  statements,  as the  result of a variety  of risks,  uncertainties  and  other  factors,  involved  in  the  mining  industry generally and the particular properties in which Allied has an interest, such as fluctuation  in gold prices;  uncertainties  involved in  interpreting  drilling results and other  tests;  the  uncertainty  of financial  projections  and cost estimates;  the  possibility of cost overruns,  accidents,  strikes,  delays and other problems in development projects,  the uncertain availability of financing and  uncertainties  as to  terms  of  any  financings  completed;  uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are  located.  Forward-looking  statements  are based on  management's  beliefs, opinions  and  estimates  as of the date they are  made,  and no  obligation  is assumed to update  forward-looking  statements  if these  beliefs,  opinions  or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy.
------------------------------------------------------

This  communication is not a solicitation of a proxy from any security holder of
Allied,  nor is this  communication  an offer to purchase nor a solicitation  to sell securities.  Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised  to read such  document  regarding  the  proposed  business  combination referred  to in this  communication,  if and when  such  document  is filed  and becomes  available,  because it will  contain  important  information.  Any such document would be filed by Allied with the Australian Securities and Investments
Commission,  the  Australian  Stock  Exchange and with the U.S.  Securities  and
Exchange Commission (SEC).

EXHIBIT 2

================================================================================
                                    Form 6O5
                             Corporations Act 2091
                                  Section 671B

                  Notice of ceasing to be a substantial holder

To:  Company Name/Scheme:                          ALLIED GOLD LIMITED

ACN/ARSN                                           104 855 067

1.  Details of Substantial Holder(1)

Name:                                              Anthony Grant Melville

ACN/ARSN (if applicable:                           ______________________

The holder ceased to be a
substantial holder on:                              3/11/04

The previous notice was given to the company on:   10/12/03

The previous notice was dated:                     10/12/03

2.  Changes in relevant interests:

Particulars  of each change in, or change in the nature of, a relevant  interest
(2) of the  substantial  holder or an associate (3) in voting  securities of the company or scheme,  since the  substantial  holder was last  required  to give a substantial holding notice to the company or scheme are as follows:

Date of         Person whose          Nature of         Consideration           Class(6) and        Person's votes
change          relevant interest     change(4)         given in relation       number of           affected
                changed                                 to change(5)            securities
                                                                                affected
-------------------------------------------------------------------------------------------------------------------
3/11/04         As above              Increase in             N/A                  N/A                  N/A
                                      Issued Capital
-------------------------------------------------------------------------------------------------------------------

3.  Changes in Association

The persons who have become  associates  (3) of, ceased to be associates  of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)               Nature of Association
---------------------------------               ---------------------
C3D HOLDINGS PTY LTD                            Holds a relevant interest
Elaine Melville                                 Spouse

4.  Addresses

The addresses of persons named in this form are as follows:

Name                            Address
----                            -------
C3D HOLDINGS PTY LTD            P.O. BOX 603, LEEDERVILLE 6903
ELAINE MELVILLE                 P.O. BOX 603, LEEDERVILLE 6903

SIGNATURE

   (print name)     Anthony Grant Melville              capacity
                    ------------------------------------------------------------
     sign here      /s/ Anthony Grant Melville          date: 8/10/04

================================================================================

EXHIBIT 1

                                                                     Appendix 3B
                                                          New issue announcement
================================================================================

                                                Rule 2.7, 3.10.3, 3.10.4, 3.10.5

                                   APPENDIX 3B

                             NEW ISSUE ANNOUNCEMENT,
               APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES
                                  AND AGREEMENT

Information  or  documents  not  available  now  must be given to ASX as soon as available.  Information and documents given to ASX become ASX's property and may be made public.

Introduced  1/7/96.  Origin.  Appendix  5.  Amended  1/7/98,  1/9/99,  1/7/2000,
30/9/2001, 11/3/2002, 1/1/2003.

Name of entity
--------------
                    ALLIED GOLD LIMITED

ABN
---
                    86 104 855 067

We (the entity) give ASX the following information.

Part 1 - All issues
-------------------

You must complete the relevant  sections  (attach  sheets if there is not enough space).

I  +Class of+ securities issued or to be          Ordinary shares
   issued                                         Options expiring 30 June 2007
                                                  exercisable at $0.20

2   Number of +securities issued or to            8,400,000 ordinary shares
    be issued (if known) or maximum               2,800,000 options
    number which may be issued

3   Principal terms of the +securities            Ordinary shares - fully paid.
    (eg, if options, exercise price and           Options - expiring 30 June
    expiry date; if partly paid                   2007 exercisable at $0.20.
    +securities, the amount outstanding           Listed (ALDO)
    and due dates for payment; if
    +convertible securities, the
    conversion price and dates
    for conversion)

--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

1/1/2003                                                     Appendix 3B Page 1

Appendix 3B
New issue announcement

================================================================================

4   Do the +securities  rank  equally in all      YES.
    respects from the date of allotment
    with an existing +class of quoted
    +securities?

    If the additional securities do not
    rank equally, please state:
    o  the date from which they do
    o  the extent to which they
       participate for the next dividend,
       (in the case of a trust,
       distribution) or interest payment
    o  the extent to which they do not
       rank equally, other than in
       relation to the next dividend,
       distribution or interest payment

5   Issue price or consideration                  Ordinary shares $0.20.
                                                  Options nil

6   Purpose of the issue
    (If issued as consideration for the           Placement
    acquisition of assets, clearly identify
    those assets)

7   Dates of entering 'securities into            12 November 2004
    uncertificated holdings or despatch
    of certificates

                                                  Number        +Class
                                                  ------        ------
8   Number and +class of all                      62,590,037    Ordinary (ALD)
    +securities quoted on ASX                     20,175,000    Options expiring
    (including the securities in clause                         30 June 2007
    2 if applicable)                                            (ALDO)

--------------------------------------------------------------------------------

+ See chapter 19 for defined terms.

Appendix 3B Page 2                                                     1/1/2003

                                                                     Appendix 3B
                                                          New issue announcement

================================================================================

                                                 Number       +Class
                                                 ------       ------
9   Number and +class of all                     2,155,141    Restricted shares
    +securities not quoted on ASX                2,550,000    (ALDAM)
    (including the securities in clause                       Restricted options
    2 if applicable)                                           (ALDAO)

10  Dividend policy (in the case of a            The company does not expect to
    trust, distribution policy) on the           pay dividends in the next 12
    increased capital (interests)                months.

Part 2 - Bonus issue or pro rata issue
--------------------------------------

11  Is security holder approval
    required?

12  Is the issue renounceable or
    nonrenounceable?

13  Ratio in which the +securities will
    be offered

14  +Class of +securities to which the
     offer relates

15  +Record date to determine
     entitlements

16   Will holdings on different registers
     (or subregisters) be aggregated for
     calculating entitlements?

17   Policy for deciding entitlements in
     relation to fractions

18   Names of countries in which the
     entity has +security holders who
     will not be sent new issue
     documents

     Note: Security holders must be told how
     their entitlements are to be dealt with.

     Cross reference: rule 7,7.

19   Closing date for receipt of
     acceptances or renunciations

--------------------------------------------------------------------------------

+ See chapter 19 for defined terms.

1/1/2003                                                      Appendix 3B Page 3

Appendix 3B
New issue announcement

================================================================================

20   Names of any underwriters

21   Amount of any underwriting fee or
     commission

22   Names of any brokers to the issue

23   Fee or commission payable to the
     broker to the issue

24   Amount of any handling fee
     payable to brokers who lodge
     acceptances or renunciations on
     behalf of +security holders

25   If the issue is contingent on
     +security holders' approval,
     the date of the meeting

26   Date entitlement and acceptance
     form and prospectus or Product
     Disclosure Statement will be sent to
     persons entitled

27   If the entity has issued options, and
     the terms entitle option holders to
     participate on exercise, the date on
     which notices will be sent to option
     holders

28   Date rights trading will begin (if
     applicable)

29   Date rights trading will end (if
     applicable)

30   How do +security holders sell their
     entitlements in full through a
     broker?

31   How do +security holders sell part
     of their entitlements through a
     broker and accept for the balance?

--------------------------------------------------------------------------------

+ See chapter 19 for defined terms.

Appendix 3B Page 4                                                     1/1/2003

                                                                     Appendix 3B
                                                          New issue announcement

================================================================================

32   How do +security holders dispose
     of their entitlements (except by sale
     through a broker)?

33   +Despatch date

Part 3 - Quotation of securities
--------------------------------

You need only  complete  this  section  if you are  applying  for  quotation  of securities

34   Type of securities
     (tick one)

(a)  [X]  Securities described in Part 1

(b)  [ ]  All other securities

          Example:  restricted  securities  at the end of the  escrowed  period, partly paid  securities  that become  fully paid,  employee  incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   [ ]  If the +securities are vequity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36   [ ]  If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
          1 - 1,000
          1,001 - 5,000
          5,001 - 10,000
          10,001 - 100,000
          100,001 and over

37   [ ]  A copy of any trust deed for the additional +securities

--------------------------------------------------------------------------------

+ See chapter 19 for defined terms.

1/1/2003                                                      Appendix 3B Page 5

Appendix 3B
New issue announcement

================================================================================

Entities that have ticked box 34(b)

38   Number of securities for which
     +quotation is sought

39   Class of +securities for which
     quotation is sought

40   Do the +securities rank equally in all
     respects from the date of allotment
     with an existing +class of quoted
     +securities?

     If the additional securities do not
     rank equally, please state:

     o  the date from which they do

     o  the extent to which they
        participate for the next dividend,
        (in the case of a trust,
        distribution) or interest payment
     o  the extent to which they do not
        rank equally, other than in
        relation to the next dividend,
        distribution or interest payment

41   Reason for request for quotation
     now

     Example: In the case of restricted
              securities, end of restriction period

     (if issued upon  conversion of an
     other security, clearly identify that
     other security)

                                                         Number          +Class
                                                         ------          ------
42   Number and +class of all +securities
     quoted on ASX (including the
     securities in clause 38)

--------------------------------------------------------------------------------

+ See chapter 19 for defined terms.

Appendix 3B Page 6                                                      1/1/2003

                                                                     Appendix 3B
                                                          New issue announcement

================================================================================

Quotation agreement

1    +Quotation of our additional  +securities is in ASX's absolute  discretion.
     ASX may quote the +securities on any conditions it decides.

2    We warrant the following to ASX.

     o    The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

     o    There  is no  reason  why  those  +securities  should  not be  granted
          +quotation.

     o    An offer of the  +securities  for sale  within 12 months  after  their issue will not  require  disclosure  under  section  707(3) or section
          1012C(6) of the Corporations Act.

          Note:  An  entity  may  need to  obtain  appropriate  warranties  from subscribers  for the  securities  in  order  to be  able to give  this warranty

     o    Section 724 or section 1016E of the Corporations Act does not apply to any  applications  received by us in relation to any +securities to be quoted and that no-one has any right to return any  +securities  to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

     o    We warrant that if confirmation is required under section 1017F of the
          Corporations  Act in relation to the +securities to be quoted,  it has been  provided  at the time that we request  that the  +securities  be quoted.

     o    If we are a trust,  we warrant  that no person has the right to return the  +securities to be quoted under section 1019B of the  Corporations
          Act at the time that we request that the +securities be quoted.

--------------------------------------------------------------------------------

+ See chapter 19 for defined terms.

1/1/2003                                                     Appendix 3B Page 7

Appendix 3B
New issue announcement

================================================================================

3    We will indemnify ASX to the fullest extent  permitted by law in respect of any claim,  action or expense  arising from or connected with any breach of the warranties in this agreement.

4    We give ASX the  information  and  documents  required by this form. If any information  or  document  not  available  now,  will give it to ASX before
     +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents.  We warrant that they are (will be) true and complete.

Sign here:  /s/ David Lymburn                             Date: 15 NOVEMBER 2004
            (Director/Company secretary)

Print name: DAVID LYMBURN

                                    = = = =

--------------------------------------------------------------------------------

+ See chapter 19 for defined terms.

Appendix 3B Page 8                                                     1/1/2003